Exhibit 99.1

Sapiens Recognized as a Leader in Gartner’s Magic Quadrant for Non-Life-Insurance Platforms, Europe*

Sapiens Recognized for Completeness of Vision and Ability to Execute for IDITSuite

October 21, 2020 — Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Sapiens was positioned as a Leader in Gartner’s Magic Quadrant for Non-Life-Insurance Platforms, Europe*. The recognition is attributed to Sapiens IDITSuite for Property and Casualty for the second consecutive year.

Sapiens IDITSuite for Property & Casualty is a component-based, comprehensive software solution suite that offers policy, billing and claims. IDITSuite supports end-to-end core operations and processes for the non-life (general) insurance from inception to renewal and claims. Its pre-integrated, fully digital suite offers customer and agent portals, business intelligence, as well as a suite of tools for testing new lines of business, products, and services.

“Sapiens’ commitment to innovation and our deep understanding of the changes reshaping the insurance industry have made us a leading player in the European market,” said Roni Al-Dor, President and CEO, Sapiens. “Through our insurtech partnerships, R&D investment, and market expertise, Sapiens is enabling insurers of all sizes to better serve their customers and successfully achieve digital transformation.”

Magic Quadrant reports are a culmination of rigorous, fact-based research in specific markets, providing a wide-angle view of the relative positions of the providers in markets where growth is high and provider differentiation is distinct. Providers are positioned into four quadrants: Leaders, Challengers, Visionaries and Niche Players. The research enables you to get the most from market analysis in alignment with your unique business and technology needs.

Among 11 total companies evaluated in the report, Sapiens was recognized for its completeness of vision and ability to execute.

Disclaimer

Gartner does not endorse any vendor, product or service depicted in our research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of the Gartner research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

View a complimentary copy of the Magic Quadrant report to learn more about Sapiens’ strengths and cautions, among other providers’ offerings. Click here to view the report.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com

* Source: Gartner, “Magic Quadrant for Non-Life-Insurance Platforms, Europe,” Sham Gill, Manav Sachdeva, September 21, 2020.